EXHIBIT A	Press Release No. 04-09

METALLICA RESOURCES SUSPENDS CONSTRUCTION ACTIVITIES
AT CERRO SAN PEDRO PROJECT, MEXICO

June 23, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) announced today that it is suspending construction activities at the Cerro San Pedro heap-leach gold and silver project located in the State of San Luis Potosí, Mexico. The Cerro San Pedro project is held by Metallica’s wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX).

In an announcement dated June 2, 2004, the company reported that MSX has encountered significant delays in obtaining the explosives permit required to be issued by the Secretariat of Defense. MSX and its advisors believe it has complied with all applicable prerequisites for obtaining the explosives permit.

Additionally, the company reported that MSX has not received assurance that it will secure a renewal of its construction and operating license from the Municipality of Cerro San Pedro. MSX is in full compliance with all other material license requirements, and is legally entitled to the renewal of its municipal construction and operating license, which has been consistently renewed annually for the past four years. The inability to receive these permits is a key factor in the decision to suspend construction activities.

“The decision to suspend construction is a regrettable and unfortunate action that we have been forced to make,” said Metallica Resources’ President & CEO Richard Hall. “This project complies with the highest social and environmental standards, meets all applicable regulations, and provides significant investment, jobs and infrastructure for the local community, the greater San Luis Potosí region, and to the Mexican economy. We will continue to work diligently with local, state and federal authorities to resolve these matters and, if necessary, will pursue other legal actions to protect our investment in this property,” he said.

Suspension of construction will result in the termination of approximately 150 employees and contractors currently employed at the project. MSX will retain a core group of technical and administrative staff to maintain the project during the suspension period. In addition, MSX has entered into an agreement with Washington Group International (Washington), the company’s contract miner, whereby Washington will maintain its equipment fleet and critical employees on a standby basis.

The company will continue with its appeal to the previously announced Agrarian Court nullification of its 1997 Lease Agreement with the Ejido of Cerro San Pedro for the use of the land affected by the mining project. It is expected that the Federal Court will issue a ruling on this appeal no later than October 2004. During the appeals process the company continues to have legal access to the land. In addition to the legal appeal, MSX has made formal application to the Federal Bureau of Mines for the grant of certain easements and temporary occupation allowing MSX access to the lands required for the project.

In addition to the Cerro San Pedro project, Metallica owns the world class El Morro copper — gold project in Chile. As previously reported, the La Fortuna deposit contains an inferred resource of 465 million tonnes grading 0.61 percent copper and 0.50 grams of gold per tonne at a 0.4 percent copper cut-off grade. In addition, the namesake El Morro deposit contains an inferred resource of 45 million tonnes grading 0.50 percent copper and 0.18 grams of gold per tonne at a 0.4 percent copper cut-off grade. These combined resources equate to 6.7 billion pounds of copper and 7.6 million ounces of gold. Both deposits have excellent potential for additional resources. Noranda Inc. is currently earning a 70 percent interest in the El Morro project.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At March 31, 2004, it had US$47.7 million in cash and cash equivalents with no debt. It currently has 82.5 million shares issued and outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.